Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Flavio A. Cardoso
Associate
(212) 309-6327
fcardoso@morganlewis.com

Exemption Number 82-5145

November 21, 2002

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Central Térmica Güemes S.A.
<u>Periodic Disclosure Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of Central Térmica Güemes S.A. (the "Company"), a corporation organized under the laws of the Republic of Argentina, we hereby furnish the enclosed documents in compliance with the periodic disclosure requirements applicable to the Company pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") granted to the Company.

Enclosed herewith is an English language translation of the Company's Quarterly Report for the third quarter of 2002.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

11/27

Philadelphia Washington New York Los Angeles Miami Harrisburg Pittsburgh
Princeton Northern Virginia London Brussels Frankfurt Tokyo

Exemption Number 82-5145

If you have any questions, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Flávio Cardoso

Enclosure

cc: Central Termica Güemes S.A.
Carlos Peralta
Jorge Reston

Richard Brinnand

Morgan, Lewis & Bockius LLP
Eduardo Vidal
Jose Fraga

INDEPENDENT AUDITORS' REPORT

(Limited Review)

To the President and Directors of
Central Térmica Güemes S.A.

1, Identification of the financial statements subject to the review

We have performed a limited review of the balance sheet of Central Térmica Güemes S.A. as of September 30, 2002, and the related statements of operations, changes in shareholders' equity and cash flows, including notes 1 to 11 thereto and supplemental schedules I to V, for the nine-month period then ended.

These financial statements are the responsibility of the Company's management. Our responsibility is to issue our report thereon based on our limited review with the scope mentioned below.

2. Scope of our review

a) Our review was restricted to the application of the procedures for the limited review of financial statements for interim periods established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and does not include all the procedures necessary to express an opinion on the Company's financial position, the results of its operations, changes in shareholders' equity and cash flows. A limited review consists basically of applying analytical procedures on the accounting information included in the financial statements and making enquiries to the personnel of the Company responsible for accounting and financial issues. The scope of this review is not as broad as that of an audit, the object of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express an opinion.

b) As of the date of these financial statements, we had not been provided with the information on the determination of the recoverable value of property, plant and equipment existing as of September 30, 2002, situation which imposes an additional limitation to the scope of our limited review given the significance of the assets involved.

3. Prior clarifications

a) As mentioned in note 9 to the financial statements, during the first quarter of 2002, the Argentine Government implemented structural economic reforms which established, among other measures, the end of the convertibility system that pegged the peso one-to-one with the dollar, the free-floating of the peso rate of exchange and the conversion into pesos at the rate of 1 peso to the US dollar of all foreign currency-denominated debts, which will be adjusted by a price index coefficient. The end of the convertibility and the loss of certainty as to the enforcement of the law, have had a significant impact, which cannot yet be determined, on the prospects of electricity generation companies.
Effective as from August 1, 2002 the new regulations concerning prices in the electrical market have aroused expectations of positive operating cash flows for the rest of the year. However, the lack of adjustment of the price/dollar relationship, makes it impossible to predict whether cash flows generated will be enough to comply with foreign currency denominated obligations. Given the new economic and financial situation of the country and the need for keeping the Company operative, Management has decided to continue analyzing the new proposals of debt restructuring that it will submit to all corporate note holders in the near future. The Company expects to keep its production level.

As of the date of issuance of these financial statements, it is not possible to accurately estimate and predict the final effect the new monetary policy, the recently adopted measures and the other reforms under analysis which may be later implemented by the Argentine Government, will have on the Company's financial position, the results of its operations and its cash flows.

b) As mentioned in note 10 to the financial statements, as of September 30, 2002, the Company has accumulated significant losses. If accumulated losses continued to exist at the end of the fiscal year, the Company could be subject to comply with the mandatory capital stock reduction established in section 206 of the Corporations Law No. 19550. In accordance with the provisions of Decree No. 1269/02 issued by the Federal Government, the application of the aforementioned section has been suspended until December 10, 2003.

c) As mentioned in note 11 to the financial statements, the financial statements as of September 30, 2002 originally expressed in Argentine pesos were translated into US dollars by applying the exchange rate prevailing at such date (US $ = AR $3,75). Such tranlation was performed applying the mentioned exchange rate to all the figures without considering the US generally accepted accounting standards.

4. Limited review report

Although review procedures applied –with the limitation mentioned in section 2b)- do not enable us to issue an opinion on the financial statements mentioned in section 1, based on the work performed, we are able to report that the financial statements as of September 30, 2002

take into account all the events and circumstances we are aware of and that we have no observations to make other than those mentioned in section 3.

5, **Special information required by current legal regulations**
(for the nine-month period ended September 30, 2002)

a) The financial statements are shown in accordance with the provisions of Law No. 19550 and those of General Resolution No, 368/01 of the National Securities Commission.

b) The amounts of the financial statements agree with the accounting records of the Company which are in the process of being transcribed to the legal books of account.

c) As part of our limited review, the scope of which is mentioned in section 2, we have examined the informative summary and the additional information prepared by the Company's Board of Directors as required by the National Securities Commission and the Buenos Aires Stock Exchange regulations, respectively, about which we have no observations to make as to matters within our professional competence.

d) According to the accounting records, liabilities accrued in favor of the Retirement and Pension Plan System as of September 30, 2002, amount to US$ 16,656.82, which were not due as of that date.

The financial statements referred to above, are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial situation of the Company nor the results of its operations, the changes in shareholders' equity and cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina.

Buenos Aires, October 30, 2002

CENTRAL TERMICA GÜEMES S.A.

Ruta 34, km, 1135 - General Güemes – Pcia. de Salta

Company's main activity:	Operation of a thermoelectric generation plant
Registration Number with Companies' Inspection Bureau of Salta:	35/99
Registration Number in Court of Original Jurisdiction in Commercial Matters of the Province of Salta:	Folio 9/10, Entry 2425 of Corporations Book number 10
Filing date of Company's by-laws and amendments thereto with the Companies' Inspection Bureau:	September 18, 1992, September 2, 1993, July 8, 1999 and February 29, 2000
Duration of the Company:	February 28, 2092
Parent company:	Powerco S.A.
Percentage held by the parent company in capital stock and votes:	60%

FISCAL YEAR No, 11
COMMENCED JANUARY 1, 2002

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002

(nine-month period)
(stated in US dollars)

CAPITAL STOCK
(note 4)

	Subscribed and paid-in (stated in US dollars)
Common shares Class A, N/V $1, 1 vote each	10,064,960
Common shares Class B, N/V $1, 1 vote each	5,032,480
Common shares Class C, N/V $1, 1 vote each	1,677,493
TOTAL	**16,774,933**

CENTRAL TERMICA GÜEMES S.A.
BALANCE SHEET AS OF SEPTEMBER 30, 2002
(stated in US dollars)

ASSETS	
CURRENT ASSETS	
Cash	2,058,268
Investments (schedule II)	1,821,357
Accounts receivable (note 3.1)	2,819,959
Other receivables (note 3.2)	540,717
Spare-parts and materials	1,408,643
Total Current Assets	**8,648,944**
NON-CURRENT ASSETS	
Other receivables (note 3.2)	850,724
Property, plant and equipment (schedule I)	51,243,573
Total Non-Current Assets	**52,094,297**
TOTAL ASSETS	**60,743,241**
LIABILITIES	
CURRENT LIABILITIES	
Accounts payable	742,750
Loans (note 6)	432,773
Payroll and social security charges	168,954
Taxes	423,170
Other liabilities	1,929
Total Current Liabilities	**1,769,576**
NON-CURRENT LIABILITIES	
Loans (note 6)	54,000,000
Taxes	241,338
Reserves (schedule III)	247,495
Total Non-Current Liabilities	**54,488,833**
TOTAL LIABILITIES	**56,258,409**
SHAREHOLDERS' EQUITY	
(as per the corresponding statements)	**4,484,832**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**60,743,241**

The attached notes 1 to 11 and supplemental schedules I to V are an integral part of this statement.

CENTRAL TERMICA GÜEMES S.A.
STATEMENT OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002
(stated in US dollars)

Net sales (note 3.4)	10,706,652
Cost of sales (schedule V)	(9,159,997)
Gross profit	**1,546,655**
Selling expenses (schedule V)	(324,429)
Administrative expenses (schedule V)	(1,201,592)
Other expense	(236,086)
Financial and holding results, including the result of exposure to the change in the purchasing power of the currency	
Generated by assets (note 3.5a)	(3,143,779)
Generated by liabilities (note 3.5b)	(21,921,009)
NET LOSS FOR THE PERIOD	**(25,280,240)**

The attached notes 1 to 11 and supplemental schedules I to V are an integral part of this statement.

CENTRAL TERMICA GÜEMES S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002
(stated in US dollars)

	,,,,Shareholders' contributions,,,,,		Legal reserve	Accumulated deficit	**Total**
	Capital stock	Adjustment to capital			
Balances at beginning of year	**16,774,933**	**23,481,788**	**346,053**	**(10,837,702)**	**29,765,072**
Resolution adopted by the Regular and Special Shareholders' Meeting held on April 25, 2002					
- Increase of legal reserve			55,078	(55,078)	
Net loss for the period				(25,280,240)	(25,280,240)
Balances at end of period	**16,774,933**	**23,481,788**	**401,131**	**(36,173,020)**	**4,484,832**

The attached notes 1 to 11 and supplemental schedules I to V are an integral part of this statement.

CENTRAL TERMICA GÜEMES S.A.
STATEMENT OF CASH FLOW FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002
(stated in US dollars)

CAUSES FOR CHANGES IN CASH AND CASH EQUIVALENTS	
OPERATING ACTIVITIES	
Loss for the period	(25,280,240)
Add: items not representing uses of cash:	
Depreciation of property, plant and equipment	2,186,120
Increase in reserves	321,184
Accrual of unpaid interest and exchange differences	22,057,051
Subtotal	(715,885)
Changes in operating assets and liabilities	
Decrease in trade receivables	2,713,302
Decrease in other receivables	16,341
Increase in spare-parts and materials	(141,279)
Decrease in accounts payable	(515,019)
Decrease in payroll and social security charges	(782,001)
Decrease in other liabilities	(23,831)
Use of reserves	(187,065)
Subtotal	1,080,449
Cash provided by operating activities	**364,563**
INVESTING ACTIVITIES	
Acquisition of property, plant and equipment	(9,364)
Cash used in investing activities	**(9,364)**
FINANCING ACTIVITIES	
Increase in loans	224,845
Cash provided by financing activities	**224,845**
NET INCREASE IN CASH AND CASH EQUIVALENTS	580,044
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,299,581
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**3,879,625**

The attached notes 1 to 11 and supplemental schedules I to V are an integral part of this statement.

CENTRAL TERMICA GÜEMES S.A.
NOTES TO THE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002
(stated in US dollars)

1. COMPANY'S FINANCIAL CONDITION – FILING FOR COURT-SUPERVISED REORGANIZATION – APPROVAL OF THE AGREEMENT

As from March 1999, the Company commenced a restructuring process of its liabilities aimed at restoring its financial condition.

Consequently, and after analyzing different alternatives, on November 2, 1999, the Company's Board of Directors resolved to file for a court-supervised reorganization under the Argentine law.

The court-supervised reorganization was accepted on December 2, 1999 by the Court of Original Jurisdiction in Civil and Commercial Matters No, 8 of the City of Salta.

On June 23, 2000, based on the proposals submitted to Corporate Notes holders, the Shareholders' Meeting resolved to approve the terms and conditions of the exchange offer of old Corporate Notes for a new issue of Corporate Notes (non-convertible into shares), for an amount of up to US$ 54,000,000, to be placed by means of public offering and issued in one or several series and/or classes, with a fixed or floating interest rate.

On August 4, 2000, the Company's Board of Directors informed about the basic conditions of the new Corporate Notes issue that were later submitted to the Court as a proposal of financial restructuring. Such conditions consisted basically of the following: a) to pay to note holders an amount of US$ 6,000,000 in cash, equivalent to the 10% of principal owed at the moment of the restructuring and, b) to give, in exchange, the new corporate notes issued by the Company for an amount of US$ 54,000,000 with final maturity in 2010, at a fixed annual interest rate (2,0%, 2,5% and 3,0% during the first, second, and third year respectively, and of 5,0% as from the fourth year) payable semiannually, immediately after the exchange process took place.

On September 12, 2000, the Judge, in accordance with the provisions of section 52 of Law No, 24522, issued a resolution approving the agreement entered into with creditors (the "Agreement"), which was later complemented by other explanatory resolutions dated September 19 and 26, 2000.

On September 21, 2000, the Buenos Aires Stock Exchange authorized quotation of the new Corporate Notes for US$ 54,000,000.

On September 24, 2000, the National Securities Commission approved the public offering of the new Corporate Notes, non-convertible into shares, for a nominal value of US$ 54,000,000.

On November 6, 2000 the judge resolved the following:

a) to declare finished the court-supervised reorganization of Central Térmica Güemes S.A.,
b) to consider concluded the work of the court-appointed officer, without prejudice to any pending issue,
c) to maintain the injunction enjoining the Company from disposing of its property during the term of compliance with the agreement.

The conclusion of the court-supervised reorganization does not mean that later proof of claims and review proceedings will not be taken care of. Furthermore, it should be pointed out that all the limitations imposed on the debtor by sections 15 and 16 of the Bankruptcy Law shall cease except for the performance of actions to dispose of property and other registered goods which will require the Judge's authorization.

Taking into account the new regulations adopted by the Federal Government -Laws 25561 and 25563 and Emergency Decrees 214/2002, 320/2002 and 410/2002- (the "New Regulations") the Company decided to pay the fourth installment of interest on the corporate notes on maturity date -September 26, 2002- in compliance with the Agreement without prejudice to the legal rights to which it might be entitled (a) in relation to the holders of corporate notes (the "Notes"); (a,i) pursuant to the final interpretation of the new Regulations concerning the fact that the Notes maturing in 2010 must be paid in Argentine pesos (pesification -mandatory conversion into pesos-); (a,ii) pursuant to the eventual application of the doctrine of unforeseeability (which permits the modification of contracts based on the unforeseeability of events) and/or equity and; (a,iii) in relation to the other general creditors, pursuant to the eventual application of the doctrine of unforeseeability.

During the months of July and September 2002, the Company held meetings with some of the main holders of Corporate Notes to reconsider the terms and conditions of the Notes, given the Company's new economic and financial situation as a consequence of the New Regulations (see note 9). The Company has decided to continue analyzing the new proposals of debt restructuring that it will submit to all corporate note holders in the near future, given the aforementioned new economic and financial situation of the country and the need for keeping the Company operative.

The statements concerning Company's foreign currency denominated liabilities and their restatement in pesos, do not imply the acceptance of the type of currency and/or applicable exchange rate, nor are they to be construed as a waiver to any rights within the context of the New Regulations or any other regulations.

2. BASIS OF PRESENTATION AND MAIN ACCOUNTING POLICIES

The financial statements have been prepared in accordance with the guidelines of General Resolution No, 368/01 of the National Securities Commission and Technical Resolutions

numbers 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

In accordance with General Resolution No, 415/02 of the National Securities Commission, which establishes that finançial statements can be stated in constant pesos, following the method of adjustment for inflation set forth in Technical Resolution No, 6 of the FACPCE, the financial statements have been restated to reflect the effects of inflation until September 30, 2002 based on the variations of the domestic wholesale price index published by the National Institute of Statistics and Census, considering December as the month of reference.

Valuation criteria

Monetary items – Monetary assets and liabilities in pesos have been maintained at their nominal values, plus interest accrued, if any, at the end of the period.

Foreign currency denominated assets and liabilities – They have been valued at the rate of exchange as of the end of the period, plus interest accrued, if any.

Investments - Mutual funds have been valued at the quoted price as of the end of the period.

Spare-parts and materials – They have been valued at replacement cost as of the end of the period.

Property, plant and equipment – Property, plant and equipment has been restated as indicated in the second paragraph of this note, net of accumulated depreciation. Depreciation was determined by applying the straight-line method over the estimated useful life of each item, except for certain assets for which the unit of production method was applied.

In accordance with General Resolution No, 398/2002 of the National Securities Commission, the Company has capitalized in the value of property, plant and equipment the exchange differences accrued from January 6, 2002 to March 31, 2002 of corporate notes existing as of the end of the period.

On April 3, 2002, the National Securities Commission issued General Resolution No 398/2002, which establishes, among other measures, that exchange differences of foreign currency denominated liabilities existing as of January 6, 2002, must be capitalized in the value of the assets acquired or built through such financing, up to the lower of the replacement or reproduction cost of the asset and its recoverable value.

Therefore, as of March 31, 2002 the Company capitalized exchange differences arising from liabilities denominated in US dollars in the Property, plant and equipment account, After the reinstatement of inflation adjustment mechanisms, as of September 30, 2002, such exchange differences have been totally absorbed by the restated values of the assets involved.

Capital stock – Capital stock has been restated for inflation as from the dates it was paid-in as indicated in the second paragraph of this note. Capital stock has been disclosed at its nominal value and the surplus to reach restated value has been included in the Adjustment to capital account.

Legal reserve and Accumulated deficit – Balances have been restated as indicated in the second paragraph of this note.

Profit and loss accounts – Profit and loss accounts have been restated as indicated in the second paragraph of this note, except for the non-monetary assets consumed (depreciation of property, plant and equipment) which have been determined according to the values of those assets.

Recoverable value – It has not been possible to determine the recoverable value of property, plant and equipment existing as of September 30, 2002 due to the country's economic situation and the impact on the Company's operations as detailed in note 9.

Implicit financing components – They have not been segregated due to their lack of significance.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. BREAKDOWN OF MAIN CAPTIONS

3.1 Accounts receivable

Debtors of the term market	2,666,610
Related Companies – Powerco S.A.	141,160
Doubtful accounts under legal proceedings	272,223
Allowance for bad debts (schedule III)	(260,034)
Total	**2,819,959**

The breakdown of the balances as of September 30, 2002 according to the estimated collection period is as follows:

a) Past due	
within 6 months	15,881
more than 6 months	751,272
b) To become due within 3 months	2,312,840
Subtotal	3,079,993
Allowance for bad debts	(260,034)
Total	**2,819,959**

Accounts receivable as of September 30, 2002 do not accrue interest.

3.2 Other receivables

Current:

Advances to suppliers	302,302
Tax credits	183,807
Prepaid expenses	10,381
Miscellaneous	44,227
Total	**540,717**

Non-current:

EDESA S.A. - 132 Kv power line (note 8)	**850,724**

The breakdown of the balances as of September 30, 2002 according to the estimated collection or use period is as follows:

a) To become due:	
within 3 months	302,302
between 6 and 9 months	194,188
more than 1 year	850,724
b) With no specified due date	44,227
Total	**1,391,441**

Other receivables as of September 30, 2002 do not accrue interest, except for the advances paid to certain suppliers, whose annual interest rate ranges from 7.5% to 10.5%, and the receivable from EDESA which accrues interest at an annual rate of 15%.

3.3 Liabilities

The breakdown of the balances as of September 30, 2002 according to maturity is as follows:

To become due:	
within 3 months	1,336,803
between 6 and 12 months	432,773
more than 1 year (1)	54,241,338
With no specified due date	247,495
Total	**56,258,409**

(1) It includes a debt for the issuance of corporate notes for an amount of US$ 54,000,000 (maturing in 2010 at an annual interest rate of 2%, 2.5% and 3%

during the first, second and third year, respectively and of 5% as from the fourth year, payable semiannually).

3.4 Net sales

Sales of electricity	12,338,248
Discounts for transportation costs and other services	(1,581,976)
Municipal contribution	(49,620)
Total	**10,706,652**

3.5 Financial results, holding results and results of exposure to the change for the purchasing power of the currency

a) Generated by assets	
Results of exposure to the change in the purchasing power of the currency	(4,201,613)
Results from holding spare-parts and materials	684,181
Translation adjustment	83,476
Interest	290,175
Subtotal	**(3,143,779)**
b) Generated by liabilities	
Results of exposure to the change in the purchasing power of the currency	1,436,036
Exchange difference	(22,927,001)
Interest	(397,108)
Bank commissions and charges	(32,936)
Subtotal	**(21,921,009)**
Total	**(25,064,788)**

4. CAPITAL STOCK

The Company's subscribed and paid-in capital, as of September 30, 2002 amounted to 16,774,933. Such amount has been registered with the Court in Commercial Matters.

5. INCOME TAX AND MINIMUM DEEMED INCOME TAX

No income tax provision has been recorded due to the existence of a tax loss.

In March, 1999, the Company filed with the Federal Court of Salta a declaratory judgement action of negative certainty and requested granting of an "in statu quo" injunction with respect to the payment of the minimum deemed income tax (IGMP). The

Federal Public Income Administration (AFIP), by note dated December 26, 2001, recognized the improper of the tax.

6. LOANS

Current:	
Interest on Corporate Notes (see note 1)	432,773
Non-current:	
Corporate Notes (see note 1)	54,000,000

The Shareholders' Meeting held on June 23, 2000 authorized, subject to the approval of the agreement by the Court, the issue of new Corporate Notes under the Bankruptcy Law No. 24522, delegating to the Company's Board of Directors the powers necessary to determine the conditions of the new issue and request the authorization for the public offering. On August 4, 2000, the Company's Board of Directors arranged for a new issue of Corporate Notes (non-convertible into shares) for a nominal value of US$ 54,000,000 with final maturity in 2010. With this new issue, plus a cash disbursement of US$ 6,000,000 the Company exchanged and replaced the amount owed (principal and interest) from outstanding Corporate Notes for US$ 60,000,000, which would have matured on November 26, 2001 (see note 1).

7. CLAIMS

As of the date of issuance of these financial statements there are certain judicial and extrajudicial claims for different amounts. The Company's management, in line with the opinion of the Company's legal advisors, has filed the appropriate responses strongly supported by the applicable legislation and the general principles of law. However, the Company decided to keep a reserve of US$247,495 as of September 30, 2002. In the opinion of management, the outcome of these claims will not have a significant effect on the financial position of Central Térmica Güemes S.A.

8. EXPANSION OF THE TRANSMISSION SYSTEM – 132 KV POWER LINE - GÜEMES – NORTHERN SALTA

Over the last years, the northwestern region of Argentina (NOA) has experienced the restraints attributable to the electric power transportation system capacity caused by an excess supply of electric power towards consumption centers.

On March 16, 2001, the Company entered into an Agreement to Extend the Supply Contract with Edesa S.A., whereby Central Térmica Güemes S.A. would supply

electricity for a 5-year term as from the date on which certain obligations assumed by the Company were carried out. Furthermore, the Company agreed, among other things, to:

- Finance and carry out the necessary procedures for the construction of a 132 Kv high-voltage power line stretching from the Company's generating plant to northern Salta.

- Transfer the ownership of the line to Edesa S.A. when the work were finished, from which moment the Company would invoice Edesa, on a monthly basis and for a 46-month period, the royalty to be paid as recovery of the investment.

Edesa S.A. agreed to buy the totality of its electricity demand from the Company until it could effectively supply the northern region of Salta province with its own generation.

By Resolution No. 18/01 dated April 9, 2001, the ENRESP approved the Agreement whereby the contract between the Company and Edesa S.A. was extended.

On July 4, 2001, by note B-11784-1, CAMMESA informed the ENRESP that the expansion of the transportation capacity of Central Térmica Güemes S.A. to TRANSNOA S.A. through the 132 Kv high-voltage power line Güemes / Northern Salta, was feasible from the technical point of view.

The Public Hearing convened by the ENRE regulatory body as a requirement to issue the Suitability and Public Need Certificate, was held on October 16, 2001. No objections were raised thereat concerning the construction of the line.

As of September 30, 2002, disbursements made to finance this work amount to US$ 850,724 and have been recorded as Other non-current receivables. This credit accrues a 15% annual interest.

9. ARGENTINE ECONOMIC SITUATION

On January 6, 2002 Congress passed the Economic Emergency and Foreign Exchange Reform Law No. 25561, which was later regulated by a series of regulations and decrees, mainly by Decree No. 214/2002 of February 3, 2002 and Argentine Central Bank's ("BCRA") regulations. The new law and its regulatory decrees established both the end of the convertibility system that pegged the peso one-to-one with the dollar and the free floating of the peso rate of exchange.

All dollar-denominated debts with the financial system as well as those between private parties (i,e, outside the financial system) -whichever their origin and nature-, outstanding as of the date on which Law No. 25561 was passed, were converted into pesos at the old pre-devaluation rate ($ 1 = US$ 1) and the resulting peso amount will be adjusted by the "Reference Stabilization Coefficient" (CER) to be published by the BCRA. This coefficient will be applied as from the date of publication of Decree No. 214/2002.

If due to the implementation of the above-mentioned measures, as far as dollar-denominated debts outside the financial system is concerned, the resulting value of the thing or service were higher or lower than that duly agreed, any of the parties may ask for the fair readjustment of the price.

In the specific case of dollar-denominated debts with the financial system, an interest rate, other than the above-mentioned CER coefficient, will be applied. This rate shall not exceed the maximum rate to be established by the BCRA.

Certain remittances, such as repayments of financial debts and payments of interest (in the specific case of the Company, the corporate notes), royalties, dividends and others of similar nature must be authorized by the Argentine Central Bank. Maximum time limits to exchange foreign currency earned from the export of goods and services, have also been established.

The end of the convertibility and the loss of certainty as to the enforcement of the law, have had a significant impact, which cannot yet be determined, on the prospects of electricity generation companies.

Effective as from August 1, 2002, the new regulations concerning prices in the electrical market have aroused expectations of positive operating cash flows for the rest of the year. However, the lack of adjustment of the price/dollar relationship, makes it impossible to predict whether cash flows generated will be enough to comply with foreign currency denominated obligations. The Company expects to maintain its production levels.

As of the date of issuance of these financial statements it is not possible to accurately estimate and predict the final effect the new monetary policy, the recently adopted economic measures and the other reforms under analysis which may be later implemented by the Argentine Government, will have on the Company's financial position, the results of its operations and its cash flows.

10. ACCUMULATED DEFICIT

As of September 30, 2002 the Company has accumulated significant losses. If accumulated losses continued to exist at the end of the financial year, the Company could be subject to complying with the mandatory capital stock reduction established in section 206 of the Corporations Law No 19550. In accordance with the provisions of Decree No. 1269/02 issued by the Federal Government, the application of the aforementioned section has been suspended until December 10, 2003.

11. TRANSLATION OF THE FINANCIAL STATEMENTS INTO US DOLLARS

The financial statements as of September 30, 2002 originally expressed in Argentine pesos were translated into US dollars by applying the exchange rate prevailing at such date (US $ = AR $3,75). Such tranlation was performed applying the mentioned exchange rate to all the figures without considering the US generally accepted accounting standards.

The financial statements referred to above, are presented on the basis of accounting principles generally accepted in Argentina and have been translated into English for the convenience of foreign readers. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial situation of

the Company nor the results of its operations, the changes in shareholders' equity and cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina.

SCHEDULE I

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
(stated in US dollars)

PROPERTY, PLANT AND EQUIPMENT

	Original Values			Depreciation				Net Value
	Balance at beginning of year	Additions	Balance at end of period	Accumulated at beginning of year	Current Year Rate %	Current Year Amount	Accumulated at the end of period	
Land	474,166		474,166					474,166
Buildings	16,297,782		16,297,782	3,769,733	2.55	313,197	4,082,930	12,214,852
Turbines	26,299,457		26,299,457	9,642,886	3.76	768,687	10,411,573	15,887,884
Boilers	26,518,449		26,518,449	7,871,492	3.04	627,986	8,499,478	18,018,971
Transformers	3,750,469		3,750,469	1,387,881	4	112,517	1,500,398	2,250,071
Water treatment plant	696,225		696,225	214,429	4	20,885	235,314	460,911
Auxiliary equipment	224,835		224,835	83,216	4	6,747	89,963	134,872
Gas plant and gas pipeline	1,130,573		1,130,573	418,377	4	33,918	452,295	678,278
Tools	227,058		227,058	188,279	10	6,803	195,082	31,976
Vehicles	141,745		141,745	85,287	20	13,092	98,379	43,366
Furniture and fixtures	415,979	5,756	421,735	335,526	20	39,283	374,809	46,926
Installations	201,720	2,383	204,103	199,770	20		199,770	4,333
Software	45,462	1,225	46,687	44,854	33	1,249	46,103	584
Maintenance expenses	3,381,229		3,381,229	2,143,090	16.67	241,756	2,384,846	996,383
TOTAL 2002	**79,805,149**	**9,364**	**79,814,513**	**26,384,820**		**2,186,120**	**28,570,940**	**51,243,573**

SCHEDULE II

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
(stated in US dollars)

INVESTMENTS

Item	Type	Nominal value US$	Quotation value	Book value
CURRENT INVESTMENTS				
Mutual Funds	Deustche Bank – US$	1,126,178	1	1,126,178
	SBS Checking account in US$	675,000	1	675,000
	Fima Money US$ "A"	14,225		14,225
	Fondo Roble Ahorro in $ Depósito G	17		17
	Fondo Roble Ahorro in US$ in $ Liquido G	162		162
	Fondo Roble Ahorro in US$ in $ Iliquido G	1		1
	Fondo Roble Ahorro in $ Liquido G	0		1
	Francés - $	5,773		5,773
		1,821,357		**1,821,357**

SCHEDULE III

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTMBER 30, 2002
(stated in US dollars)

ALLOWANCES - RESERVES

Items	Balance at beginning of year	Increases	Decreases	Balance at end of period
Deducted from assets				
Allowance for bad debts	260,034			260,034
TOTAL	**260,034**			**260,034**
Included in liabilities				
Contingency reserve	113,377	321,184	187,065	247,495
TOTAL	**113,377**	**321,184 (1)**	**187,065 (2)**	**247,495**

(1) Charged to Other expense.
(2) Use during the period.

SCHEDULE IV

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

Item	Amount and currency		Exchange rate $	Booked amount in local currency (US$)
ASSETS				
CURRENT ASSETS				
Cash and banks	US$	1,329,202	3.65	1,329,202
Investments	US$	1,801,178	3.65	1,801,178
Total Current Assets		**3,130,380**		**3,130,380**
TOTAL ASSETS		**3,130,380**		**3,130,380**
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable				
Suppliers				
Loans				
Corporate notes	US$	432,773	3,75	432,773
Total Current Liabilities		**432,773**		**432,773**
NON-CURRENT LIABILITIES				
Loans				
Corporate notes	US$	54,000,000	3,75	54,000,000
Total Non-Current Liabilities		**54,000,000**		**54,000,000**
TOTAL LIABILITIES		**54,432,773**		**54,432,773**

1-NY/1529247.2

SCHEDULE V

CENTRAL TERMICA GÜEMES S.A.
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
(stated in US dollars)

COSTS AND EXPENSES

Item	Cost of sales	Selling expenses	Administrative expenses
Fees			36,388
Salaries and wages	946,113	190,660	186,228
Social security charges	160,089	31,629	34,541
Fuel	5,451,908		
Spare-parts and materials	150,777		
Services contracted	207,686	31,130	253,557
Communications			65,426
Office expenses		19,241	271,859
Depreciation of property, plant and equipment	2,163,733		22,387
Insurance	78,829		
Taxes and rates	861	780	152,079
Miscellaneous	[illegible]	50,989	179,127
TOTAL	**9,159,997**	**324,429**	**1,201,592**